April 21, 2025

Patrick Amstutz
Chief Executive Officer and Director
Molecular Partners AG
Wagistrasse 14
8952 Z  rich-Schlieren
Switzerland

       Re: Molecular Partners AG
           Registration Statement on Form F-3
           Filed April 11, 2025
           File No. 333-286488
Dear Patrick Amstutz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Brandon Fenn, Esq.